                                                               EXHIBIT (a)(1)(A)

                                BANKRATE, INC.



  OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK ISSUED UNDER
        BANKRATE, INC.'S 1997 EQUITY COMPENSATION PLAN AND 1999 EQUITY
      COMPENSATION PLAN, AS AMENDED AND RESTATED, FOR NEW OPTIONS TO BE
                           GRANTED UNDER SUCH PLANS

================================================================================

               THIS OFFER AND THE WITHDRAWAL RIGHTS DESCRIBED IN
                         THIS OFFER TO EXCHANGE EXPIRE
              AT 12:00 MIDNIGHT, EASTERN TIME, ON AUGUST 1, 2001,
                    UNLESS BANKRATE, INC. EXTENDS THE OFFER

================================================================================

         We are offering all current employees who hold outstanding options to purchase shares of our common stock granted under

         . Bankrate, Inc.'s 1997 Equity Compensation Plan (formerly known as the Intelligent Life Corporation 1997 Equity Compensation Plan), dated July 1997 (the "1997 Plan"); and/or

         . Bankrate, Inc.'s 1999 Equity Compensation Plan (formerly known as the Intelligent Life Corporation Amended and Restated 1999 Equity Compensation Plan), dated March 1999, as amended and restated (the "1999 Plan"), the opportunity to tender those options in exchange for new options we will grant after our acceptance of the tendered options. Subject to the terms and conditions described in this offer to exchange, we will grant new options under the 1997 Plan in exchange for tendered options originally granted under the 1997 Plan, and new options under the 1999 Plan in exchange for tendered options originally granted under the 1999 Plan. We are extending this offer upon the terms and subject to the conditions set forth in this offer to exchange (the "offer to exchange") and in the related letter of transmittal (which together, as each may be amended or supplemented from time to time, constitute the "offer"). We intend to grant options to acquire the same number of shares as are covered by the options you tender. We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange.

         This offer is not conditioned upon a minimum number of options being tendered, but is subject to conditions that we describe in Section 6 of this offer to exchange, including our right to accept or reject any options tendered in response to this offer. Participation in this offer is completely voluntary. Subject to our right to extend, terminate and amend the offer, we currently expect that we will accept, promptly after the expiration of the offer, all properly tendered options that have not been validly withdrawn.

         Subject to the terms and conditions set forth in this offer, if you tender options for exchange and we accept them, on or about the first business day that is at least six months and one day following the date we cancel your tendered options, we will grant you new options for an equal number of shares of our common stock as were issuable upon exercise of the tendered options. We will grant the new options under the 1997 Plan or the 1999 Plan, as applicable, and a new option agreement between us and you, all as more fully described in this offer to exchange. The exercise price per share of the new options will equal the fair market value of our common stock on the date of the grant. The fair market value will be equal to the last sale price of our common stock on the date of grant of the new options, as reported by the OTC Bulletin Board or other quotation system on which our common stock is then listed. The exercise schedule of the new options will be identical to the exercise schedule of your tendered options as if we issued the new options on the original grant date of the tendered options. Accordingly and by way of example, if 50% of the tendered options would have been exercisable on the date of grant of the corresponding new option, 50% of the new options will be exercisable on the date of grant. Thereafter, the balance of the new options will become exercisable in accordance with the exercise schedule of the corresponding tendered options. In order to receive new options in exchange for tendered options, you must satisfy the eligibility requirements described below under the caption "Conditions of the Offer", which includes a requirement that you be an employee of Bankrate on the date of grant of the new options.

         ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

         Shares of our common stock are quoted on the OTC Bulletin Board under the symbol "RATE.OB." On July 2, 2001, the last reported sale price of the common stock on the OTC Bulletin Board was $0.99 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. References in this offer to exchange to "Bankrate," "we," "us," and "our" are to Bankrate, Inc.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to Robert J. DeFranco, Senior Vice President - Chief Financial Officer, at Bankrate, Inc., 11811 U.S. Highway One, Suite 101, North Palm Beach, Florida 33408 (telephone number: (561) 630-1230).

                                   IMPORTANT

         If you wish to tender your options for exchange, you must complete and sign the letter of transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us before midnight, Eastern time, on August 1, 2001 unless we extend the expiration date, at Bankrate, Inc., 11811 U.S. Highway One, Suite 101, North Palm Beach, Florida 33408, Attn: Robert J. DeFranco, Senior Vice President - Chief Financial Officer (facsimile number (561) 624-0102).

         We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer to exchange or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

         WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                               TABLE OF CONTENTS

SUMMARY TERM SHEET................................................................................................5
INTRODUCTION.....................................................................................................12
THE OFFER........................................................................................................12
   1.       Number Of Options; Expiration Date...................................................................12
   2.       Purpose Of The Offer.................................................................................13
   3.       Procedures For Tendering Options.....................................................................15
   4.       Withdrawal Rights....................................................................................16
   5.       Acceptance Of Options For Exchange And Issuance Of New Options.......................................16
   6.       Conditions Of The Offer..............................................................................17
   7.       Price Range Of Common Stock Underlying The Options...................................................18
   8.       Source And Amount Of Consideration; Terms Of New Options.............................................19
   9.       Information Concerning Bankrate......................................................................25
   10.      Interests Of Directors And Officers; Transactions And Arrangements Concerning The Options............26
   11.      Status Of Options Acquired By Us In The Offer; Accounting Consequences Of The Offer..................27
   12.      Legal Matters; Regulatory Approvals..................................................................27
   13.      Material Federal Income Tax Consequences.............................................................28
   14.      Extension Of Offer; Termination; Amendment...........................................................29
   15.      Fees And Expenses....................................................................................29
   16.      Additional Information...............................................................................29
   17.      Miscellaneous........................................................................................30

SCHEDULE A INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF BANKRATE, INC.

SCHEDULE B SUMMARY FINANCIAL INFORMATION

                              SUMMARY TERM SHEET

         Below we provide answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included page references to the remainder of this offer to exchange where you can find a more complete description of the topics in this summary.

What Securities Are We Offering Holders To Exchange?

         We are offering all current employees the opportunity to exchange all stock options they hold that are outstanding under the 1997 Plan and/or the 1999 Plan, for new options we will grant under the 1997 Plan and the 1999 Plan, as applicable, upon our acceptance of such tendered options. (Page 12)

Why Are We Making The Offer?

         Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the fair market value of our common stock on the grant date, we intend to provide our option holders with the benefit of owning options that, over time, may have a greater potential to increase in value in order to create better performance incentives for our employees, and thereby maximize shareholder value. (Page 13)

Why Don't We Simply Reprice The Current Options?

         "Repricing" existing options would result in "variable" accounting treatment for such options, which would require us, for financial reporting purposes, to record additional compensation expense each quarter until the repriced options are exercised, canceled or expired. This would be unfavorable to Bankrate and our shareholders. (Page 27)

What Are The Conditions To The Offer?

         The offer is not conditioned upon a minimum number of options being tendered. Participation in this offer is completely voluntary and is limited to our current employees. However, the offer is subject to a number of other conditions with regard to events that could occur prior to the expiration of the offer and prior to the grant of the new options. These events include a change in accounting principles or a lawsuit challenging the offer. Additionally, you must be an employee of Bankrate at the time we grant the new options in order to be eligible to receive new options. These and various other conditions are more fully described in Section 6.
(Page 17)

Who Is Eligible to Participate In The Offer?

         The offer is available to current employees of Bankrate who hold options under the 1997 Plan and/or the 1999 Plan. The offer is available to employees who are directors of Bankrate but is not available to our non-employee directors. As of July 2, 2001, there were outstanding options to purchase 573,823 shares of our common stock granted under the 1997 Plan and 1,342,160 shares of our common stock granted under the 1999 Plan. Of these options, options to purchase an aggregate of 1,366,072 shares of our common stock, or 71% of our outstanding options are eligible to be exchanged on the offer. (Page 12)

If I Tender Options In This Offer, Are There Any Eligibility Requirements I Must Satisfy In Order To Receive The New Options?

         To receive a grant of new options pursuant to the offer and under the terms of the 1997 Plan and the 1999 Plan, as applicable, you must be an employee of Bankrate from the date you tender options through the date we grant the new options. We anticipate the new options will be granted on or about February 4, 2002. As discussed below, we will not grant the new options until a date that is on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. We will not accept any options for exchange until after midnight on August 1, 2001, or such later date as shall be determined by the Board of Directors of Bankrate. IF, FOR ANY REASON, YOU ARE NOT AN EMPLOYEE OF BANKRATE OR ANY OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT WE HAVE ACCEPTED FOR EXCHANGE. ALL TENDERED OPTIONS WILL BE CANCELLED AS OF THE DATE WE ACCEPT THEM FOR EXCHANGE. PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN IN THE EMPLOY OF BANKRATE OR ANY OF OUR SUBSIDARIES. (Page 16)

If I Tender Options In This Offer, How Many New Options Will I Receive In Exchange For My Tendered Options?

         Provided you meet the eligibility requirements and subject to the terms of this offer, we will grant to you new options to purchase a number of shares of our common stock equal to the number of shares of common stock subject to the options that you tender and that we accept for exchange. All new options granted with respect to existing options granted under the 1997 Plan will be granted under the 1997 Plan and all new options granted with respect to existing options granted under the 1999 Plan will be granted under the 1999 Plan, and will be subject to the terms and conditions of the applicable plan, and of a new option agreement between you and us. The new option agreement will be in substantially the same form as the option agreement or agreements for your current options, except for the exercise schedule and the exercise price. You must execute the new option agreement prior to receiving new options. (Page 12)

If I Choose To Tender Options For Exchange, Do I Have To Tender All My Options?

         Although you may tender a portion of your options, if you elect to tender any options granted in a single option grant, you must tender all of your options from that grant. We are not accepting partial tenders of an individual option grant. For example, if you hold an option to purchase 3,000 shares of common stock at an exercise price of $4.50 per share granted on February 16, 2000, you must either tender all or none of such option; you cannot tender only part of the option and retain the remainder of the option. On the other hand, if you hold options from multiple option grants, you may choose not to tender all of your grants. (Page 12)

If I Tender Options In This Offer, When Will I Receive My New Options?

         We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. Our Board of Directors will select the actual grant date for the new options. If we cancel tendered options on August 2, 2001, the business day following the expiration date of the offering, the grant date of the new options will be on or about February 4, 2002. We anticipate the new options will be granted on or about February 4, 2002, but no later than February 8, 2002. If we accept and cancel options properly tendered for exchange after February 4, 2002, the period in which the new options will be granted will be similarly delayed. You must be an employee of Bankrate at the time we grant the new options in order to receive the new options. (Page 16)

What If I Tender Options and Bankrate Undergoes A Change of Control, Such As A Merger, Prior To The Grant of the New Options?

         If we undergo a change of control, such as a merger, prior to the grant of the new options, and our shareholders will receive securities of the acquiring entity, it would be our intent to negotiate the terms of that change of control transaction such that you would receive options to purchase securities of the acquirer. However, we have the right to take any actions we deem necessary or appropriate to complete a transaction that our Board of Directors believes is in our best interest and our stockholders' best interest, and this could result in your not being granted the new options. Further, in the event Bankrate is acquired during this period in a transaction pursuant to which our shareholders receive cash, it is anticipated that you would not receive any new options in this offer to exchange.(Page 22)

Are There Other Circumstances Under Which I Would Not Be Granted New Options?

         It is possible that even if we accept your tendered options, we will not issue new options to you if we are prohibited by applicable law or regulations from doing so. We will use reasonable efforts to avoid such prohibition. Also, if you are no longer an employee of Bankrate or any of its subsidiaries, you will not be granted the new options. (Page 17)

Why Won't I Receive My New Options Immediately After The Expiration Date Of The Offer?

         If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required to employ what is called variable plan accounting for the new option grant, which is an unfavorable accounting treatment for financial reporting purposes. We have been advised that by deferring the grant of the new options for at least six months and one day, we will not be subject to that accounting treatment. (Page 27)

What Will The Exercise Price Of The New Options Be?

         The exercise price of the new options will equal the fair market value of our common stock on the date we grant the new options (except where the rules of Incentive Stock Options granted to significant stockholders require a higher price). This will be determined based upon the last reported sale price of our common stock on the OTC Bulletin Board on the date of grant for the new options. Accordingly, we cannot predict the exercise price of the new options. BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, IT IS POSSIBLE THAT THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS AND THEREFORE, YOUR NEW OPTIONS COULD BE WORTH LESS THAN YOUR OLD OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. (Page 19)

If I Tender Options In This Offer, When Will The New Options Be Exercisable?

         The exercise schedule of the new options will be identical to the exercise schedule of your tendered options as if we issued the new options on the original grant date of the tendered options. As a result, each new option will be exercisable immediately upon the date of grant to the same extent the corresponding tendered option that is accepted for exchange would have been exercisable at the date of grant of the new option had the tendered option not been cancelled. The remaining new options will become exercisable in accordance with your current exercise schedule.

         By way of example, if 50% of your tendered options would have been exercisable on the date of grant of the corresponding new option, 50% of the new options will be immediately exercisable on the date of grant. Thereafter, the balance the new option will be exercisable in accordance with the exercise schedule of the corresponding tendered option. (Page 21)

Will The Terms Of The New Options Be The Same As The Terms Of The Options Tendered For Exchange?

         Generally yes, although the terms of the new options will differ from the terms of the options tendered for exchange as follows:

     . Exercise Price. Although the method for determining the exercise price of the new options is the same as the method used for determining the exercise price of the options tendered for exchange (i.e., based on the fair market value of our common stock on the date of grant for options granted), it is likely that the exercise price of the new options will be different from the exercise price of the tendered options.

     . Vesting. Each new option will be exercisable to the same extent that the corresponding tendered option that is accepted for exchange is exercisable at the time it is accepted, and that such tendered option would have become exercisable during the period between cancellation of the tendered option and grant of the corresponding new option. The remaining new options will become exercisable in accordance with your current exercise schedule.

     . Term. The new options will have a term of 10 years from the date of grant. While the expiration date of both the new options and the options tendered for exchange is 10 years from the date of grant, the new options will expire on a later date than the tendered options would have because they will be granted on a later date. (Page 19)

If I Tender Options In The Offer, Will I Be Eligible To Receive Other Option Grants Before I Receive My New Options?

         If we accept options you tender in the offer, we will defer until the grant date for your new options our grant to you of other options, including any annual, bonus or promotional options, for which you may be eligible between the date hereof and the new option grant date. We will defer the grant to you of these other options to avoid incurring adverse accounting treatment because of accounting rules that could apply to these interim option grants as a result of the offer to exchange. If you do not tender options in the offer to exchange, we will have the right, but no obligation, to issue to you options prior to the grant of the new options. However, it is our intent not to grant any new options to existing employees prior to the grant of the new options in the offer to exchange. (Page 17)

If My Current Options Are Incentive Stock Options, Will My New Options Be Incentive Stock Options?

         If your current options are incentive stock options, your new options will be granted as incentive stock options to the maximum extent that they may qualify as incentive stock options under the tax laws on the date of the grant. For options to qualify as incentive stock options under the current tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the fair market value of the shares subject to the options on the date of grant. Any options beyond that will be non-qualified stock options, which are options that are not qualified to be an incentive stock option under the current tax laws. If the exercise price of your new options is equal to or less than the exercise price of the options you tender, the new options may qualify as incentive stock options to the extent the options tendered qualified as incentive stock options before being tendered. If the new options have a higher exercise price than some or all of your current eligible options, or if the exercise schedule of the new options overlaps with other grants of incentive stock options, a portion of the new options may exceed the limits for incentive stock options and will have to be granted as non-qualified stock options.
(Page 25)

Will I Have To Pay Taxes If I Exchange My Options In The Offer?

         If you exchange your current options for new options, we believe you will not be required under current law to recognize income for federal income tax purposes at the time of the exchange. Further, at the date of grant of the new options, we believe you will not be required under current law to recognize income for federal income tax purposes. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to the offer. (Page 28)

What Happens To Options That I Choose Not To Tender Or That Are Not Accepted For Exchange?

         Nothing. An option that you choose not to tender for exchange or that we do not accept for exchange remains outstanding until it is exercised or expires in accordance with its terms and retains its current exercise price and current exercise schedule.

How Long Do I Have To Decide Whether To Tender Options In The Offer? Can The Offer Be Extended, And If So, How Will I Be Notified If It Is Extended?

         You have until at least 12:00 midnight, Eastern time, on August 1, 2001 to tender your options in the offer.

         We may, at our discretion, extend the offer to exchange at any time, but we cannot assure you that the offer will be extended or, if extended, for how long. If we extend the offer, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration date. If we extend the offer, we may delay the acceptance of any options that have been tendered. (Page 12)

How Do I Tender My Options?

         If you decide to tender your options, you must deliver, before the offer expires, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to Bankrate, Inc., 11811 U.S. Highway One, Suite 101, North Palm Beach, Florida 33408, Attn:
Robert J. DeFranco, Senior Vice President - Chief Financial Officer, (facsimile number: (561) 624-0102).

         This is a one-time offer, and we will strictly enforce the tender offer period. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender. Subject to our rights to extend, terminate and amend the offer to exchange, we currently expect that we will accept all properly tendered options promptly after the expiration of the offer. (Page 15)

During What Period Of Time May I Withdraw Previously Tendered Options?

         You may withdraw your tendered options at any time before the offer expires at midnight, Eastern time, on August 1, 2001. If we extend this offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of this offer. To withdraw tendered options, you must deliver to us at the address or facsimile number listed above the written notice of withdrawal sent with this offer, with the required information, while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above prior to the expiration of the offer. (Page 16)

What Do We And Our Board Of Directors Think Of The Offer?

         Although our Board of Directors has approved this offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options. You must make your own decision whether to tender options. For questions regarding tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial or tax advisor.

Who Can I Talk To If I Have Questions About The Offer?

         For additional information or assistance, you should contact:

                  Robert J. DeFranco
                  Senior Vice President - Chief Financial Officer
                  Bankrate, Inc.
                  11811 U.S. Highway One, Suite 101
                  North Palm Beach, Florida  33408
                  (Telephone number: (561) 630-1230)

                                 INTRODUCTION

         We are offering all current employees of Bankrate to exchange their outstanding options to purchase shares of our common stock granted under the 1997 Plan and the 1999 Plan, the opportunity to tender those options for exchange for new options we will grant under the 1997 Plan and the 1999 Plan, as applicable. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related letter of transmittal.

         This offer is not conditioned upon a minimum number of options being tendered, but is subject to conditions that we describe in Section 6 of this offer to exchange, including our right to accept or reject any options tendered in response to this offer. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

         As of July 2, 2001, options to purchase 1,915,983 shares of our common stock were issued and outstanding under the 1997 Plan and 1999 Plan, of which options to purchase 1,366,072 shares of our common stock, constituting 71% of the outstanding options, are eligible to be exchanged in the offer.

         The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange. We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange.

         Subject to the terms and conditions described in this offer to exchange, if you tender options for exchange and we accept such options, we will grant new options under the 1997 Plan in exchange for tendered options originally granted under the 1997 Plan, and we will grant new options under the 1999 Plan in exchange for tendered options originally granted under the 1997 Plan. Further, you will be required to enter into a new option agreement or agreements, all as more fully described below. The exercise price of the new options will equal the fair market value of our common stock on the date of the grant. The vesting schedule of the new options will be identical to the vesting schedule of your tendered options as if we issued the new options on the original grant date of the tendered options. Accordingly, and by way of example, if 50% of your tendered options would have been exercisable on the date of grant of the corresponding new option, 50% of your new options will be exercisable on the date of grant. Thereafter, the balance of the new options will be exercisable in accordance with the exercise schedule of the corresponding tendered options.

                                   THE OFFER

1.       Number Of Options; Expiration Date.

         Upon the terms and subject to the conditions of the offer, including our right to accept or reject any options tendered in response to this offer, we will exchange for all eligible options properly tendered in this offer new options to purchase a number of shares of common stock equal to the number of shares of common stock issuable upon exercise of the options tendered for exchange. Subject to the terms and conditions described in this offer, we will grant new options under the 1997 Plan in exchange for tendered options originally granted under the 1997 Plan, and we will grant new options under the 1999 Plan in exchange for tendered options originally granted under the 1997 Plan. To be properly tendered, all options must be tendered to Bankrate in accordance with the instructions set forth in this offer to exchange and in the letter of transmittal on or before the expiration date (as defined below).

         If your options are properly tendered and accepted for exchange, unless we terminate this offer pursuant to the terms and conditions hereof, you will be entitled to receive, on or about the first business day that is at least six months and one day following the date we accept the options tendered for exchange, new options to purchase the number of shares of our common stock that is equal to the number of shares subject to the options that you tendered and we accepted, subject to adjustments for any stock splits, stock dividends and similar events that occur prior to the grant date of the new options. IF, FOR ANY REASON, YOU ARE NOT AN EMPLOYEE OF BANKRATE OR ANY ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN IN THE EMPLOY OF BANKRATE OR ANY ONE OF OUR SUBSIDIARIES. This means that if you die or quit, with or without a good reason, or we terminate your employment, with or without cause, prior to the date we grant the new options, you will not receive anything for the options that you tendered and we canceled.

         The term "expiration date" means 12:00 midnight, Eastern time, on August 1, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the offer.

2.       Purpose Of The Offer.

         We issued the currently outstanding options under the 1997 Plan and the 1999 Plan, in part, to:

   . provide our employees an opportunity to acquire or increase a proprietary interest in us, thereby creating a stronger incentive to expend maximum effort for our growth and success; and

   .  encourage our employees to continue their employment by us.

         Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are higher than the market price of our common stock as of the date immediately prior to the date we commenced the offer. As of July 2, 2001, all of the options that were eligible to be exchanged in the offer to exchange had an exercise price above $0.99 per share, the last reported sale price of our common stock on the OTC Bulletin Board on that date. These eligible options have a weighted average exercise price equal to $3.40, which is $2.41, or approximately 243%, above the last reported sale price of our common stock on the OTC Bulletin Board on July 2, 2001. We believe many of these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, to create better performance incentives for employees and thereby maximize shareholder value.

         Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the SEC, and other than transactions among or between our subsidiaries and our affiliates, we presently have no plans or proposals that relate to or would result in:

         (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

         (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

         (c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

         (d) any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

         (e)   any other material change in our corporate structure or business;

         (f) our common stock not being authorized for quotation on the OTC Bulletin Board or another automated quotation system operated by a national securities association;

         (g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

         (h)   the suspension of our obligation to file reports pursuant to
               Section 15(d) of the Exchange Act;

         (i) the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

         (j) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

         From time to time we entertain proposals from third parties regarding potential strategic relationships or transactions, which in some cases could include a merger or sale of Bankrate. We have no definitive plans with respect to any such strategic relationship or transaction as of the date hereof.

         Neither we nor our Board of Directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own legal, accounting and/or financial or tax advisors. You must make your own decision whether to tender your options for exchange.

3.       Procedures For Tendering Options.

         Proper Tender of Options. To validly tender your options pursuant to the offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. We must receive all of the required documents at Bankrate, Inc., 11811 U.S. Highway One, Suite 101, North Palm Beach, Florida 33408, Attn: Robert J. DeFranco, Senior Vice President - Chief Financial Officer, before midnight, Eastern time, on the expiration date. The expiration date is August 1, 2001, unless we extend the expiration date.

         THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING LETTERS OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR ELECTION AND RISK. IF YOU DELIVER BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND PROPERLY INSURE THE MATERIALS. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

         Determination of Validity; Rejection of Tendered Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we currently expect that we will accept properly and timely tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

         Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU FOR THE CANCELLATION OF YOUR TENDERED OPTIONS UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

         Subject to our right to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4.       Withdrawal Rights.

         You may only withdraw your tendered options in accordance with the provisions of this Section 4.

         You may withdraw your tendered options at any time before midnight, Eastern time, on the expiration date. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, unless we accept your tendered options for exchange before 12:00 midnight, Eastern time, on August 29, 2001, you may withdraw your tendered options at any time after 12:00 midnight, Eastern time, on August 29, 2001.

         To validly withdraw tendered options, an employee must deliver to us at the address set forth in Section 3 a completed written notice of withdrawal in the form sent with this offer to exchange, or a facsimile thereof, with the required information, while the employee still has the right to withdraw the tendered options. The notice of withdrawal must specify the name of the employee who tendered the options to be withdrawn, the number of option shares to be withdrawn and the exercise price. Except as described in the following sentence, the notice of withdrawal must be executed by the employee who tendered the options to be withdrawn exactly as such employee's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be identified on the notice of withdrawal.

         You may not rescind any withdrawal. Any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer. You may properly re-tender those options before the expiration date only by following the procedures described in Section 3 "Procedures for Tendering Options."

         Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.       Acceptance Of Options For Exchange And Issuance Of New Options.

         Upon the terms and subject to the conditions of this offer and promptly following the expiration date, we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. If your properly tendered options are accepted for exchange on August 2, 2001, the business day following the scheduled expiration date of the offer, you will be granted new options on or about February 4, 2002, (but not later than February 8, 2002) which is the first business day that is at least six months and one day following the date we anticipate accepting options for exchange. If we accept and cancel options properly tendered after August 2, 2001, the period in which the new options will be granted will be similarly delayed. Our Board of Directors will select the actual grant date for the new options after the expiration date of the offer. The exercise price of the new options will equal the fair market value of our common stock on the date of grant. The fair market value will be based on the closing price of our common stock as quoted on the OTC Bulletin Board or another automated quotation system operated by a national securities association.

         If we accept options you tender in the offer, we will defer until the grant date for your new options our grant to you of other options, including any annual, bonus or promotional options, for which you may be eligible between the date hereof and the new option grant date. We will defer the grant to you of these other options to avoid incurring adverse accounting treatment because of accounting rules that could apply to these interim option grants as a result of the offer to exchange. If you do not tender options in the offer to exchange, we will have the right, but no obligation, to issue to you options prior to the grant of the new options. However, it is our intent not to grant any new options to existing employees prior to the grant of the new options in the offer to exchange.

         For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, if and when we give oral or written notice to the employees of our acceptance for exchange of such options, which may be by press release. Subject to our right to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering employee a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

6.       Conditions Of The Offer.

         Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after July 3, 2001 and prior to the expiration date (1) any of the following events has occurred, or has been determined by us to have occurred, and, (2) in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange:

         (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Bankrate or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

         (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or Bankrate or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

         (1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

         (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

         (3)    materially impair the contemplated benefits of the offer to us;
                or

         (4) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Bankrate or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us.

         (c) there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles which could or would require us to record compensation expense against our earnings in connection with the offer for financial reporting purposes;

         (d) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed; or

         (e) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Bankrate or our subsidiaries that, in our reasonable judgment, is or may be material to Bankrate or our subsidiaries or materially impairs or may materially impair the contemplated benefits of the offer to us.

         The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

7.       Price Range Of Common Stock Underlying The Options.

         Our common stock is traded on the OTC Bulletin Board under the symbol "RATE.OB." Our common stock began trading on the Nasdaq National Market on May 13, 1999 under the stock symbol "ILIF" in connection with the initial public offering of our common stock. We changed our stock symbol to "RATE" on September 25, 2000 and on January 29, 2001 began trading on the OTC Bulletin Board. The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq National Market and OTC Bulletin Board, as applicable.

                                                                       High            Low
Fiscal 1999:
  Second Quarter............................................         $13.000           $6.125
  Third Quarter.............................................          $7.813           $3.813
  Fourth Quarter............................................          $7.313           $3.375
Fiscal 2000
  First Quarter.............................................          $5.750           $2.625
  Second Quarter............................................          $3.000           $1.125
  Third Quarter.............................................          $2.000           $1.000
  Fourth Quarter............................................          $1.438           $0.688
Fiscal 2001
*  First Quarter............................................          $0.968           $0.219
   Second Quarter...........................................          $1.500           $0.406

         *Reflects Bankrate, Inc.'s January 31, 2001 delisting from the Nasdaq National Market and subsequent listing on the OTC Bulletin Board for the remainder of the Fiscal 2001. As of July 2, 2001, the last trading day prior to the commencement of this offer, the last reported sale price of our common stock, as reported by the OTC Bulletin Board, was $0.99 per share and there were 13,996,950 shares outstanding.

         WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

8.       Source And Amount Of Consideration; Terms Of New Options.

         Consideration. We will issue new options to purchase common stock under the 1997 Plan and the 1999 Plan, as applicable, in exchange for outstanding eligible options properly tendered and accepted for exchange by us. We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange, subject to adjustments for any stock splits, stock dividends and similar events that occur prior to the grant date of the new options. However, we will not issue any options exercisable for fractional shares. Instead, we will round down to the nearest whole number. If we receive and accept tenders of all outstanding eligible options, we will grant new options to purchase a total of approximately 1,366,072 shares of our common stock and the common stock issuable upon exercise of the new options will equal approximately 10% of the total shares of our common stock outstanding as of July 2, 2001.

         Terms of New Options. The new options will be granted under the 1997 Plan in exchange for tendered options originally granted under the 1997 Plan and new options will be granted under the 1999 Plan in exchange for tendered options originally granted under the 1999 Plan.

The new options will be issued pursuant to option agreements that are substantially similar to those used for the options tendered for exchange. Accordingly, except as otherwise noted in this offer to exchange and except with respect to (1) the exercise price, (2) the exercise schedule and (3) the expiration date, and we expect that the terms and conditions of the new options will be the same as the terms and conditions of the options tendered for exchange. As soon as practicable after the date the new options are granted, we will deliver a new option agreement to each tendering option holder whose tendered options were accepted for exchange and canceled by us. After receipt of the new option agreement, option holders will be expected to execute and deliver to us their option agreements as soon as practical. The following description summarizes the material terms of the 1997 Plan and the 1999 Plan and the options granted under the 1997 Plan and the 1999 Plan.

 .    General. The aggregate number of shares of common stock available for issuance pursuant to the exercise of options granted under the 1997 Plan is currently 573,823 and under the 1999 Plan is currently 1,342,160. Each of the 1997 Plan and the 1999 Plan permits the granting of stock options that are incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and non-qualified stock options (i.e., stock options that do not qualify as incentive stock options).

 .    Administration. The 1997 Plan and the 1999 Plan are each administered by the compensation committee of our Board of Directors and provides the committee with broad discretion to fashion the terms of grants of options, including type, size, terms of exercise (i.e., vesting) and exercise price, as it deems appropriate. The committee also selects the persons to whom options are granted.

 .    Term. Outstanding option grants under the 1997 Plan and the 1999 Plan generally have terms of 10 years although the term of an Incentive Stock Option for certain employees who own more than 10% of the outstanding stock of Bankrate is five years. Subject to the provisions of the 1997 Plan and the 1999 Plan, as applicable, and your new option agreement, all new options to be granted pursuant to the offer will have a term of, and therefore expire, 10 years from the date of grant.

 .    Exercise Price. The exercise price of each option is determined by the compensation committee of the Board of Directors. To the extent that the exercise price of an option grant is less than the fair market value of our common stock on the date of grant, we would incur compensation expense. Consistent with our prior grants under the 1997 Plan and the 1999 Plan, the exercise price of the new options to be granted pursuant to the offer will equal the fair market value of our common stock on the date of the grant (as determined by the Board of Directors) to avoid recognizing compensation expense. This means that assuming our common stock is still listed on the OTC Bulletin Board at that time, the exercise price of the new options will equal the last reported sale price of our common stock on the OTC Bulletin Board on the date of grant for options granted under the 1999 Plan. BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, IT IS POSSIBLE THAT THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS AND THEREFORE, YOUR NEW OPTIONS COULD BE WORTH

     LESS THAN YOUR OLD OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

 .    Vesting and Exercise. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, during which options may be exercised after retirement, death, disability or termination of employment of an option holder. The exercisability of options may be accelerated by the compensation committee. The exercise schedule of the new options will be identical to the exercise schedule of your tendered options as if we issued the new options on the original grant date of the tendered options. Thereafter, the balance of the new options will become exercisable in accordance with the exercise schedule of the corresponding tendered options. That means that your new options will be fully exercisable according to the same schedule as your old options, subject to the terms and conditions of the 1997 Plan and the 1999 Plan, as applicable, and your new option agreement.

 .    Method of Exercising Options. After the new options are exercisable, the option holder may exercise the options in accordance with the terms of the 1997 Plan and the 1999 Plan, as applicable, and the option holder's option agreement by providing to us (1) a written notice identifying the option and stating the number of shares of common stock that the option holder desires to purchase and (2) payment in full of the option price per share for the shares of common stock then being acquired by certified or cashier's check payable to the order of Bankrate in full payment for the shares of common stock being purchased. We may also in our discretion provide for alternate means of exercise of the options.

 .    Prohibition Against Transfer, Pledge and Attachment. The options, and the rights and privileges conferred by them, are personal to the option holder and may not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise), and during the option holder's lifetime shall be exercisable only by the option holder. The option holder may transfer the options, and the rights and privileges conferred by it, upon the option holder's death, either by will or under the laws of descent and distribution. All transferees shall be subject to all of the terms and conditions of the options to the same extent as the option holder.

 .    Termination of Employment. IF, FOR ANY REASON, YOU ARE NOT AN EMPLOYEE OF
     BANKRATE OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. This means that if you die or quit, with or without good reason, or we terminate your employment, with or without cause, prior to the date we grant the new options, you will not receive anything for the options that you tendered and we canceled. After the grant date of the new options, if the option holder ceases to be an employee of Bankrate for any reason other than disability, death, or "termination of cause", or unless the compensation committee has otherwise determined at the time of the grant under the 1999 Plan, then the option holder shall have until the earlier of (1) the expiration date of such option, or (2) 90 days from the date of termination to exercise the options to the extent to which the option holder would otherwise have been entitled to exercise the option on or prior to the date of such termination. To the extent the option holder is not entitled to exercise the options prior to the date of the option holder's termination, such outstanding and unexercised option shall immediately lapse and the option holder shall have no further rights with respect to it, effective as of the date of termination of the option holder's employment.

 .    In the event any employee ceases to be employed by Bankrate on account of a
     "termination for cause" by Bankrate, any option held by the employee shall terminate as of the date the employee ceases to be employed by Bankrate.

 .    After the date of grant of the new options, if the employee's employment with Bankrate is terminated due to disability or death, the options shall be exercisable until the earlier of (1) the expiration date of such option, or (2) one year from the date of such disability or death to the extent to which the employee would otherwise be entitled to exercise the options on or prior to the date of such termination. To the extent the employee is not entitled to exercise any portion of the options prior to the date of the employee's termination due to disability or death, such unexercised portion of the options shall immediately lapse, effective as of the date of termination of the option holder's employment, on account of disability or death.

 .    Registration of Option Shares. All shares of common stock issuable upon exercise of options under the Plans, including the shares that will be issuable upon exercise of all new options to be granted pursuant to the offer, have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC.

 .    Effect of Change of Control. If we merge or are consolidated with, or sell substantially all of our assets or stock to, another entity before we grant the new options, it would be our intent to negotiate the terms of that change of control transaction such that option holders who tender options pursuant to the offer would receive options to purchase securities of the acquiror. However, we have the right to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in our best interest and our stockholders' best interest. This could include terminating the offer and any obligation to grant the new options. Further, in the event Bankrate is acquired during this period in a transaction pursuant to which our shareholders receive cash, it is anticipated that you would not receive any new options in this offer to exchange.

 .    Amendment of Plan. Under the terms of the 1997 Plan and the 1999 Plan, we can amend the terms of the 1997 Plan and the 1999 Plan. However, we cannot amend the 1997 Plan or the 1999 Plan to adversely affect the rights of the holders of outstanding options granted under the 1997 Plan or the 1999 Plan, as applicable.

 .    Federal Income Tax Consequences of Non-Qualified Stock Options. Under
     current law, neither Bankrate nor the option holder has income tax consequences from the issuance of non-qualified stock options. Generally, in the tax year when an option holder exercises non-qualified stock options, the option holder recognizes ordinary income in the amount by which the fair market value of the shares at the time of exercise exceeds the option price for such shares. However, if the option holder is subject to suit under Section 16(b) of the Exchange Act (the short swing profits rule), the option holder recognizes ordinary income in the amount by which the fair market value of the shares determined as of a later date exceeds the option price for such shares, with such later date being the earlier of
     (i) the expiration of six months from the date of exercise, or (ii) the first day on which the disposition of such property would not subject such option holder to suit under Section 16(b) of the Exchange Act, unless the option holder makes a timely election under Section 83 of the Code, in which event the fair market value of the shares will be determined on the date of exercise. Bankrate generally will be entitled to a deduction in the same amount as the ordinary income recognized by the option holder in the tax year during which the option holder recognizes ordinary income, provided Bankrate satisfies applicable federal income tax reporting requirements or the option holder actually reports such income on his or her federal income tax return.

     Depending upon the period shares of common stock are held after exercise, the sale or other taxable disposition of the shares acquired through the exercise of a non-qualified stock option generally will result in a short-term or long-term capital gain or loss equal to the difference between the amount realized on such disposition and the fair market value of such shares when the non-qualified stock option was exercised (or if the option holder was subject to Section 16(b) of the Exchange Act, as amended, and did not make a timely Code Section 83(b) election, the fair market value on the delayed determination date, if applicable.

     Special rules apply to an employee who exercises a non-qualified stock option by paying the exercise price, in whole or in part, by the transfer of shares of common stock to Bankrate. If an option holder exercises a non-qualified stock option by paying the option price with previously acquired common stock of Bankrate, the option holder will generally recognize income (relative to the new shares he is receiving) in two steps. In the first step, a number of new shares equivalent to the number of older shares tendered (in payment of the non-qualified stock option exercised) is considered to have been exchanged in accordance with Code Section 1036 and the rulings thereunder. Accordingly, no gain or loss is recognized upon the exchange, and the new shares received in the exchange obtain the same holding period and the same basis the option holder had in the old tendered shares. In the second step, with respect to the number of new shares acquired in excess of the number of old shares tendered, the option holder will recognize income on those new shares equal to their fair market value less any nonstock consideration tendered.

     The option holder's basis in the excess new shares received will equal to the amount of income recognized by the option holder by exercise, increased by any nonstock consideration tendered. Their holding period for the excess new shares commences upon the exercise of the option.

 .    Federal Income Tax Consequences of Incentive Stock Options. An option holder has no tax consequences upon issuance or, generally, upon exercise of an option that qualifies as an incentive stock option under Code
     Section 422. However, the excess of the fair market value of the shares transferred upon the exercise of an incentive stock option over the exercise price for such shares generally will constitute an item of alternative minimum tax adjustment to the option holder for the year in which the option is exercised, and thus may increase the federal income tax liability of the option holder as a result of the exercise of an incentive stock option under the alternative minimum tax rules of the Code. An option holder will recognize income when he sells or exchanges the shares acquired upon exercise of an incentive stock option. This income will be taxed at the applicable capital gains rate if the sale or exchange occurs after the expiration of the requisite holding periods. Generally, the requisite holding periods expire two years after the date of grant of the incentive stock option and one year after the date of acquisition of the common stock pursuant to the exercise of the incentive stock option.

     If an option holder disposes of the common stock acquired pursuant to exercise of an Incentive Stock Option before the expiration of the requisite holding periods, the option holder will recognize ordinary income in an amount equal to the difference between the option price and the lesser of (i) the fair market value of the shares on the date of exercise and (ii) the price at which the shares are sold. However, if the option holder is subject to suit under Section 16(b) of the Exchange Act, as amended, (the short swing profits rule), the option holder will recognize ordinary income in an amount equal to the difference between the option price and the lesser of (i) the fair market value of the shares as of a later date (such later date being the earlier of (1) the expiration of six months from the date of exercise, or (2) the first day on which the disposition of such property would not subject such option holder to suit under Section 16(b) of the Exchange Act, unless the option holder makes a timely Code Section 83(b) election in which event the fair market value of the shares will be determined on the date of exercise) and (ii) the price at which the shares are sold. This amount will be taxed at ordinary income rates. If the sale price of the shares is greater than the fair market value on the date of exercise, the difference will be recognized as gain by the option holder and taxed at the applicable capital gains rate. If the sale price of the shares is less than the option price, the option holder will recognize a capital loss equal to the excess of the option price over the sale price. Such capital gain or loss will be treated as long-term or short-term capital gain or loss depending upon whether the holding period applicable to the long-term capital assets has been satisfied.

     For these purposes, the use of shares acquired upon exercise of an Incentive Stock Option to pay the option price of another option (whether or not it is an Incentive Stock Option) will be considered a disposition of the shares. If this disposition occurs before the expiration of the requisite holding periods, the option holder will have the same tax consequences as are described above in the preceding paragraph. If the option holder transfers any such shares after holding them for the requisite holding periods or transfers shares acquired pursuant to exercise of a non-qualified stock option or on the open market, he generally will not recognize any income upon the exercise. Whether or not the transferred shares were acquired pursuant to an Incentive Stock Option and regardless of how long the option holder has held such shares, the basis of the new shares received pursuant to the exercise will be computed in two steps. In the first step, a number of new shares equal to the number of older shares tendered (in payment of the option's exercise) is considered exchanged under Code Section 1036 and the rulings thereunder. Accordingly, these new shares receive the same holding period and the same basis the option holder had in the old tendered shares, if any, plus the amount included in income from the deemed sale of the old shares and the amount of cash or other nonstock consideration paid for the new shares, if any. In the second step, the number of new shares received by the option holder in excess of the old tendered shares receives a basis of zero, and the option holder's holding period with respect to such shares commences upon exercise.

     An option holder may have tax consequences upon exercise of an Incentive Stock Option if the aggregate fair market value of shares of the common stock subject to incentive stock options which first become exercisable by an option holder in any one calendar year exceeds $100,000 as determined using the fair market value of the shares subject to the options on the date of grant. If this occurs, the excess shares will be treated as though they are subject to a non-qualified stock option instead of an incentive stock option. Upon exercise of an option with respect to these shares, the option holder will have the tax consequences described below with respect to the exercise of non-qualified stock options.

     There will be no tax consequences to Bankrate upon issuance or, generally, upon exercise of an Incentive Stock Option. However, to the extent that an option holder recognizes ordinary income upon exercise, as described above, Bankrate generally will have a deduction in the same amount, provided Bankrate satisfies applicable federal income tax reporting requirements or the option holder actually reports such income on his or her federal income tax return.

         Our statements in this offer concerning the 1997 Plan and the 1999 Plan and the new options, including matters relating to tax consequences of the exchange and the options, are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the 1997 Plan and the 1999 Plan and the forms of option agreement under the 1997 Plan and the 1999 Plan, each of which is filed as an exhibit to the Tender Offer Statement on Schedule TO, of which this offer to exchange is a part. See Section 16 for a discussion of how to obtain copies of the 1997 Plan and the 1999 Plan and forms of option agreement.

9.       Information Concerning Bankrate.

         Bankrate is an Internet consumer finance marketplace that owns and operates a portfolio of internet-based personal finance channels including banking, investing, taxes and small business finance. Bankrate's flagship internet site, www.bankrate.com, is an aggregator of information on over 100
               ----------------
financial products, including mortgages, credit cards, new and used automobile loans, money market accounts, certificates of deposit, checking and automated teller machine fees, home equity loans and online banking fees.

         We were incorporated in 1993 under the name Bank Rate Monitor, Inc. Our principal executive offices are located at 11811 U.S., Highway One, Suite 101 North Palm Beach, Florida 33408 and our telephone number is (561) 627-7330. Our web site is located at www.bankrate.com. The information on our web site is not a part of this offer to exchange.

         Attached hereto as Schedule B to this offer to exchange is a Summary Financial Statement of Bankrate. More complete financial information is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 under the caption "Consolidated

Financial Statements of Bankrate, Inc.," which is incorporated herein by reference and in our Quarterly Report on Form 10-Q for the quarter period ended March 31, 2001 under the caption "Financial Information," which is incorporated herein by reference and each of which may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth under Section 16 of this offer to exchange ("The Offer - Additional Information.")

10. Interests Of Directors And Officers; Transactions And Arrangements Concerning The Options.

         A list of our directors and executive officers as of July 3, 2001 is attached to this offer to exchange as Schedule A. As of July 3, 2001, our executive officers and non-employee directors as a group beneficially owned options outstanding under the 1997 Plan and/or the 1999 Plan to purchase a total of 1,185,236 shares of our common stock, which represented approximately 62% of the shares subject to all options outstanding under the 1997 Plan and the 1999 Plan as of that date. Of these options held by executive officers and directors, options to purchase an aggregate of 1,030,236 shares of common stock, constituting 87% of the total options held by such executive officers and directors, are eligible to be tendered in the offer. Options held by non-employee directors are not eligible for exchange in the offer. The following table sets forth the beneficial ownership by each of our executive officers and directors of options outstanding under the 1997 Plan and the 1999 Plan as of July 3, 2001:

                                                     Number of Option
                                                Shares Underlying Options                Percentage of Total
                    Name                         to Purchase Common Stock                Options Outstanding
                    ----                        --------------------------               -------------------
Elisabeth Demarse                                        541,936                                 28%
G. Cotter Cunningham                                     160,000                                  8%
Robert J. DeFranco                                        82,500                                  4%
Edward L. Newhouse                                       200,000                                 10%
Procopia T. Skoran                                        31,800                                  2%
Joseph W. Jones                                           14,000                                  1%
Bruns H. Grayson                                          20,000                                  1%
William Martin                                            75,000                                  4%
Peter C. Morse                                            20,000                                  1%
Robert P. O'Block                                         20,000                                  1%
Randall E. Poliner                                        20,000                                  1%

         Our non-employee directors are not eligible to participate in this offer. We do not know to what extent our officers will exchange their options. During the 60 days prior to July 3, 2001 we have not granted any options to purchase shares of our common stock. During the 60 days prior to July 3, 2001, no individuals have exercised options to acquire any shares of our common stock.

         Except as otherwise described above, there have been no transactions in options to purchase our common stock or in our common stock which were effected during the 60 days prior to July 3, 2001 by us, or to our knowledge, by any executive officer, director, affiliate or subsidiary of us. In addition, except as otherwise described herein, neither we nor, to our knowledge, any of our executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of our securities (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

11. Status Of Options Acquired By Us In The Offer; Accounting Consequences Of The Offer.

         Many of our employees hold options with exercise prices significantly higher than the current market price of our common stock. We believe it is in our best interest to invite these employees to exchange these options to provide an opportunity to more effectively participate in the potential growth in our stock price. We could accomplish this goal by repricing existing options, which would enable employees to immediately receive replacement options with a lower exercise price. However, the repriced options would be subject to variable accounting, which would require us to record additional compensation expense each quarter until the repriced options were exercised, canceled or expired. Furthermore, if we were to cancel a stock option and issue another option with an exercise price that is lower than the exercise price of the canceled option within the shorter of (1) the six-month period immediately prior to the date on which the option was required to be tendered for cancellation or (2) the period from the date of grant of the canceled option to the date on which the option was required to be tendered for cancellation, the cancellation and exchange would be deemed a repricing that results in variable accounting. The cancellation of an existing option and the issuance of another option within this time period will be deemed a repricing even if the issuance of the second option occurs before the cancellation of the first option.

         We believe that we can accomplish our goals of providing option holders the benefit of choosing whether they want to receive options that over time may have a greater potential to increase in value, without incurring additional current or future compensation expense because:

         . we will not grant any new options until a day that is at least six months and one day after the date that we accept and cancel options tendered for exchange; and

         . the exercise price of all new options will equal the fair market value of our common stock on the future date we grant the new options.

12.      Legal Matters; Regulatory Approvals.

         We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to the conditions described in Section 6.

13.      Material Federal Income Tax Consequences.

         The following is a general summary of the material federal income tax consequences of the exchange of options pursuant to the offer. This discussion is intended as a promulgated general summary based upon the Code, its legislative history, Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as of the date of the offer and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Furthermore, this summary does not address any tax aspects of the offer other than the federal income tax consequences, such as state, local or foreign tax consequences. You are urged to consult your own tax advisor with respect to the tax consequences associated with your participation in the offer.

         We believe, based on advice of counsel, that the exchange of tendered options, whether incentive stock options or non-qualified stock options, for the commitment to grant new options is a non-taxable event. Administrative and judicial interpretations of Section 83 of the Code indicate that the exchange of an option without a readily ascertainable fair market value, as defined in the Treasury regulations, for a commitment to grant a new option without a readily ascertainable fair market value is a non-taxable event. As the value of neither the tendered options nor the commitment to grant the new options is readily ascertainable at the time of the exchange, the exchange should be a non-taxable event. Therefore, we believe the option holders who exchange outstanding options for the commitment to grant new options will not be required to recognize income for federal tax purposes at the time of the exchange.

         We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept the offer. However, if you choose not to accept this offer, it is possible that the IRS would decide that your right to exchange your incentive stock options under this offer is a "modification" of your incentive stock options, even if you do not exchange the options. A successful assertion by the IRS that the options are modified could extend the options' holding period to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as non-qualified stock options.

         We also believe, based on the advice of counsel, that the grant of new options, whether incentive stock options or non-qualified stock options, should not be recognized as taxable income. The Treasury regulations promulgated under
Section 83 of the Code generally provide that the grant of an option without a readily ascertainable fair market value is a non-taxable event. Therefore, we believe that, at the date of grant of the new options, the option holders will not be required to recognize additional income for federal income tax purposes.

         WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

14.      Extension Of Offer; Termination; Amendment.

         We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

         We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of the offer.

         Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced expiration date. Any company-wide announcement made pursuant to the offer will be disseminated promptly to employees in a manner reasonably designed to inform option holders of such change.

         If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

15.      Fees And Expenses.

         We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

16.      Additional Information.

         With respect to the offer, we have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to tender your options.

         We are subject to the informational filing requirements of the Exchange Act and, in accordance therewith, are obligated to file reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Such reports, proxy statements and other information, including the Schedule TO, our annual report on Form 10-K for the fiscal year ended December 31, 2000, and our quarterly report on Form 10-Q for the quarterly period ended March 31, 2001 can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 2120, Washington D.C. 20549; and at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, New York, New York 10048. Copies of such materials may also be obtained (1) at no charge from our web site at http://www.bankrate.com or (2) by mail, upon payment of the SEC's customary charges, from the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Information about the operation of this public reference room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants, including Bankrate, that file electronically with the SEC.

17.      Miscellaneous.

         This offer to exchange and our SEC reports referred to above, include forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expects," "anticipates," "believes," "intends", "could", "should" and "estimates" and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities in 2001 and beyond to differ materially from those expressed in, or implied by, these forward-looking statements.

         For information about risks, uncertainties and other factors that may affect our business, please review the disclosure included under the captions "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors that Could Affect our Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 2000 and in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2001. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this offer to exchange.

         We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

         WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY

INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

Bankrate, Inc.                                                    July 3, 2001

                                  SCHEDULE A

        INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                BANKRATE, INC.

         The directors and executive officers of Bankrate, Inc. and their positions and offices as of July 3, 2001, are set forth in the following table:

Name                                      Positions and Offices Held
----                                      --------------------------
Elisabeth Demarse                         Director, President and Chief Executive Officer

G. Cotter Cunningham                      Senior Vice President-Chief Operating Officer

Robert J. DeFranco                        Senior Vice President-Chief Financial Officer

Edward L. Newhouse                        Senior Vice President-Chief Revenue Officer

Procopia T. Skoran                        Vice President-Ad Operations

Joseph W. Jones                           Controller

Bruns H. Grayson (2)                      Director

William Martin                            Director

Peter C. Morse (1)                        Director

Robert P. O'Block (1)                     Director

Randall E. Poliner (1) (2)                Director

___________________________
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

The address of each director and executive officer is: c/o Bankrate, Inc. 11811 U.S. Highway One, Suite 101 North Palm Beach, Florida 33408.

                                  SCHEDULE B

                         SUMMARY FINANCIAL INFORMATION

The following sets forth selected summary financial and operating data of Bankrate, Inc. The selected historical statement of operations data for the years ended December 31, 2000 and 1999 and the selected historical balance sheet data as of December 31, 2000 and 1999 have been derived from the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000. The selected historical statement of operations data for the three months ended March 31, 2001 and 2000 and the selected historical balance sheet data as of March 31, 2001 have been derived from the unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001. In the opinion of management, the unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such unaudited periods. Historical results are not necessarily indicative of results to be expected in the future.

                                                                             March 31,         December 31,        December 31,
                                                                                2001               2000                1999
                                                                                ----               ----                ----
              Assets

Cash and cash equivalents                                               $    8,099,277      $    8,890,649      $   22,491,794
Accounts receivable, net                                                     1,459,177           1,218,867           1,449,765
Net assets of discontinued operations held for sale                                  -                   -           3,880,595
Other current assets                                                           316,598             572,185             383,292
                                                                        --------------      --------------      --------------
              Total current assets                                           9,875,052          10,681,701          28,205,446
Furniture, fixtures and equipment, net                                       1,546,201           1,730,455           2,021,126
Intangible assets, net                                                          81,996              88,425             951,290
Other assets                                                                   153,943             133,809           1,421,714
                                                                        --------------      --------------      --------------
              Total assets                                              $   11,657,192      $   12,634,390      $   32,599,576
                                                                        ==============      ==============      ==============

              Liabilities and Stockholders' Equity

Liabilities:
  Accounts payable                                                      $      536,214      $      772,181      $    2,340,832
  Other accrued expenses                                                     1,788,737           2,016,236           5,886,919
  Deferred revenue                                                             332,626             463,224             656,058
  Current portion of obligations under capital leases                          179,582             214,651             221,151
  Other current liabilities                                                    184,192             158,672             127,860
                                                                        --------------      --------------      --------------
              Total current liabilities                                      3,021,351           3,624,964           9,232,820
10% Convertible subordinated note payable                                    4,350,000           4,350,000           4,350,000
Accrued stock compensation expense                                           2,619,247           2,452,424           1,159,309
Accrued interest                                                               701,613             592,863             157,863
Other liabilities                                                               16,325              40,815             254,139
                                                                        --------------      --------------      --------------
              Total liabilities                                             10,708,536          11,061,066          15,154,131
                                                                        --------------      --------------      --------------

Stockholders' equity:
  Preferred stock                                                                    -                   -                   -
  Common stock, par value $.01 per share                                       139,969             139,969             135,410
  Additional paid in capital                                                60,586,991          60,586,991          59,543,111
  Accumulated deficit                                                      (59,778,304)        (59,153,636)        (42,233,076)
                                                                        --------------      --------------       -------------
              Total stockholders' equity                                       948,656           1,573,324          17,445,445
                                                                        --------------      --------------       -------------
              Total liabilities and stockholders' equity                $   11,657,192      $   12,634,390       $  32,599,576
                                                                        ==============      ==============       =============

                                                                             Three Months Ended               Year Ended
                                                                                 March 31,                   December 31,
Revenue:                                                                   2001           2000           2000            1999
                                                                           ----           ----           ----            ----
      Online publishing                                               $ 3,960,916   $  3,014,399   $  12,282,795  $   8,496,905
      Print publishing and licensing                                      784,759        741,889       2,921,970      3,472,780
                                                                      -----------   ------------   -------------  -------------
                     Total revenue                                      4,745,675      3,756,288      15,204,765     11,969,685
                                                                      -----------   ------------   -------------  -------------
Cost of revenue:
      Online publishing                                                   948,361      2,407,150       7,114,258      5,627,713
      Print publishing and licensing                                      525,488        534,738       1,982,885      2,387,229
                                                                      -----------   ------------   -------------  -------------
                     Total cost of revenue                              1,473,849      2,941,888       9,097,143      8,014,942
                                                                      -----------   ------------   -------------  -------------
Gross margin                                                            3,271,826        814,400       6,107,622      3,954,743
                                                                      -----------   ------------   -------------  -------------
Operating expenses:
      Sales                                                               858,533        910,805       3,234,148      3,017,231
      Marketing                                                         1,081,391      1,824,940       3,873,796     16,459,113
      Product development                                                 366,107        594,475       1,949,933      2,024,847
      General and administrative expenses                               1,387,623      2,837,723       8,467,279      9,415,520
      Restructuring and impairment charges                                      -              -       2,285,422              -
      Depreciation and amortization                                       194,465        223,251         873,484        421,792
      Goodwill amortization                                                     -         73,593         231,214        186,229
                                                                      -----------   ------------   -------------  -------------
                                                                        3,888,119      6,464,787      20,915,276     31,524,732
                                                                      -----------   ------------   -------------  -------------
                     Loss from operations                                (616,293)    (5,650,387)    (14,807,654)   (27,569,989)
                                                                      -----------   ------------   -------------  -------------
Other income (expense):
      Interest income                                                     114,345        247,605         727,327      1,087,148
      Interest expense                                                   (122,720)      (123,569)       (496,868)      (232,504)
      Noncash financing charge                                                  -              -               -     (2,656,000)
      Other                                                                     -              -               -         18,712
                                                                      -----------   ------------   -------------  -------------
                     Other income (expense), net                           (8,375)       124,036         230,459     (1,782,644)
                                                                      -----------   ------------   -------------  -------------
      Loss before income taxes and
        discontinued operations                                          (624,668)    (5,526,351)    (14,577,195)   (29,352,633)
Income taxes from continuing operations                                         -              -               -              -
                                                                      -----------   ------------   -------------  -------------
      Loss before discontinued operations                                (624,668)    (5,526,351)    (14,577,195)   (29,352,633)
                                                                      -----------   ------------   -------------  -------------
Discontinued operations:
      Loss from discontinued operations                                         -     (1,586,515)     (3,214,577)    (2,135,697)
      Gain on disposal of discontinued operations                               -              -         871,212              -
                                                                      -----------   ------------   -------------  -------------
                                                                                -     (1,586,515)     (2,343,365)    (2,135,697)
                                                                      -----------   ------------   -------------  -------------
      Net loss                                                           (624,668)    (7,112,866)    (16,920,560)   (31,488,330)
Accretion of Convertible Series A and
  Series B preferred stock to redemption value                                  -              -               -     (2,281,000)
                                                                      -----------   ------------   -------------  -------------
      Net loss applicable to common stock                             $  (624,668)  $ (7,112,866)  $ (16,920,560) $ (33,769,330)
                                                                      ===========   ============   =============  =============

Basic and diluted net loss per share:
      Loss before discontinued operations                               $     (0.04)  $     (0.41)   $     (1.05)   $     (2.90)
      Discontinued operations                                                     -         (0.12)         (0.17)         (0.21)
                                                                        -----------   -----------    -----------    -----------
      Net loss                                                                (0.04)        (0.53)         (1.22)         (3.11)
Accretion of Convertible Series A and
  Series B preferred stock to redemption value                                    -             -              -          (0.23)
                                                                        -----------   -----------    -----------    -----------
      Net loss applicable to common stock                               $     (0.04)  $     (0.53)   $     (1.22)   $     (3.34)
                                                                        ============  ===========    ===========    ===========
Weighted average shares outstanding used in
  basic and diluted per-share calculation                                13,996,950    13,543,678     13,872,788     10,113,928
                                                                        ===========   ===========    ===========    ===========

The book value per share as of March 31, 2001 was $0.068.

The transaction is not expected to have a material impact on the financial information presented, therefore, pro forma data is not provided.

                           OFFER TO EXCHANGE OPTIONS
                            UNDER BANKRATE, INC.'S
                      1997 EQUITY COMPENSATION PLAN AND
                         1999 EQUITY COMPENSATION PLAN


                           ________________________

         If you wish to tender your options for exchange, you must complete and sign the letter of transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us at Bankrate, Inc., 11811 U.S. Highway One, Suite 101 North Palm Beach, Florida 33408, Attn: Robert
J. DeFranco, Senior Vice President - Chief Financial Officer (facsimile number:
(561) 624-0102).

         Any questions, requests for assistance or additional copies of any documents referred to in the offer to exchange may be directed to Robert J. DeFranco, Senior Vice President - Chief Financial Officer, at Bankrate, Inc., 11811 U.S. Highway One, Suite 101 North Palm Beach, Florida 33408 (telephone number: (561) 630-1230).


                           ________________________


                                  July 3, 2001